Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

April 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Alan Campbell, Esq.

Re:	Ensysce Biosciences, Inc.
Registration Statement on Form S-3
SEC File No. 333-294939
Filed April 9, 2026

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Ensysce Biosciences, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 10:00 AM, Eastern Time, on April 15, 2026, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Locke LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Locke LLP, by calling Gregory Rubis at (609) 951-4105.

Please direct any questions or comments concerning this request to Gregory Rubis.

ENSYSCE BIOSCIENCES, Inc.

By:	/s/ Lynn Kirkpatrick
Name:	Dr. Lynn Kirkpatrick
Title:	President and Chief Executive Officer

cc:	Eric D. Kline, Troutman Pepper Locke LLP
Gregory Rubis, Troutman Pepper Locke LLP